UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

OptiNose, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
68404V100
(CUSIP Number)
October 13, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68404V100	13G	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Doyle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,530,855(1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,530,855(1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,530,855
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Includes (i) 10,547 shares of common stock subject to warrants held by Mr. Doyle that are exercisable within 60 days of November 28, 2017, and (ii) 1,488,366 shares of common stock subject to warrants held by TKWD Ventures LLC that are exercisable within 60 days of November 28, 2017.

(2)
Based on a total of 37,817,713 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2017 and filed with the SEC November 27, 2017.

CUSIP No. 68404V100	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WFD Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,501,505(1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,501,505(1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 1,488,366 shares of common stock subject to warrants held by TKWD Ventures LLC that are exercisable within 60 days of November 28, 2017.

(2)
Based on a total of 37,817,713 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2017 and filed with the SEC November 27, 2017.

CUSIP No. 68404V100	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TKWD Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,501,505(1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,501,505(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 1,488,366 shares of common stock subject to warrants held by TKWD Ventures LLC that are exercisable within 60 days of November 28, 2017.

(2)
Based on a total of 37,817,713 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2017 and filed with the SEC November 27, 2017.

CUSIP No. 68404V100	13G	Page 4 of 7 Pages

Item 1.

(a)    Name of Issuer
OptiNose, Inc. (the “Issuer”)

(b)    Address of Issuer’s Principal Executive Offices
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

Item 2.

(a)    Name of Person Filing
William F. Doyle
TKWD Ventures LLC
WFD Ventures LLC

William F. Doyle, TKWD Ventures LLC and WFD Ventures LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)    Address of the Principal Office or, if none, residence

c/o WFD Ventures LLC, 1500 Broadway, 17th Floor, New York, NY 10036

(c)    Citizenship

William F. Doyle – USA
TKWD Ventures LLC – Delaware (place of organization)
WFD Ventures LLC – Delaware (place of organization)

(d)    Title of Class of Securities
Common Stock, $0.001 par value

(e)    CUSIP Number
68404V100

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 68404V100	13G	Page 5 of 7 Pages

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:

William F. Doyle – 4,530,855
TKWD Ventures LLC – 4,501,505
WFD Ventures LLC – 4,501,505

(b)    Percent of class:

William F. Doyle – 11.5%
TKWD Ventures LLC – 11.5%
WFD Ventures LLC – 11.5%

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:

William F. Doyle – 4,530,855
TKWD Ventures LLC – 0
WFD Ventures LLC – 4,501,505

(ii)    Shared power to vote or to direct the vote:

William F. Doyle – 0
TKWD Ventures LLC – 4,501,505
WFD Ventures LLC – 0

(iii)    Sole power to dispose or to direct the disposition of:

William F. Doyle – 4,530,855
TKWD Ventures LLC – 0
WFD Ventures LLC – 4,501,505

(iv)    Shared power to dispose or to direct the disposition of :

William F. Doyle – 0
TKWD Ventures LLC – 4,501,505
WFD Ventures LLC – 0

CUSIP No. 68404V100	13G	Page 6 of 7 Pages

This Schedule 13G is being filed by William F. Doyle, TKWD Ventures LLC and WFD Ventures LLC. TKWD Ventures LLC directly holds (i) 3,013,139 shares of common stock of the Issuer and (ii) 1,488,366 shares of common stock of the Issuer subject to warrants that are exercisable within 60 days of November 28, 2017. Mr. Doyle directly holds (i) 18,803 shares of common stock of the Issuer and (ii) 10,547 shares of common stock of the Issuer subject to warrants that are exercisable within 60 days of November 28, 2017. WFD Ventures LLC is the general partner of TKWD Ventures LLC and may be deemed to have sole voting and investment power over the shares held by TKWD Ventures LLC. Mr. Doyle is a managing member of WFD Ventures LLC, and in his capacity as such, may be deemed to exercise sole voting and investment power over the shares held by TKWD Ventures LLC. Mr. Doyle disclaims beneficial ownership in such securities, except to the extent of his pecuniary interest therein.

Item 5.    Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.    Identification and Classification of Members of the Group.
Not Applicable.

Item 9.    Notice of Dissolution of Group.
Not Applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 68404V100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 28, 2017

TKWD Ventures LLC By: WFD Ventures LLC, its General Partner

By:	/s/ William F. Doyle
Name: William F. Doyle
Title: Managing Director

WFD Ventures LLC

By:	/s/ William F. Doyle
Name: William F. Doyle
Title: Managing Director

/s/ William F. Doyle
William F. Doyle

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)         Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)    Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Dated: November 28, 2017

TKWD Ventures LLC By: WFD Ventures LLC, its General Partner

By:	/s/ William F. Doyle
Name: William F. Doyle
Title: Managing Director

WFD Ventures LLC

By:	/s/ William F. Doyle
Name: William F. Doyle
Title: Managing Director

/s/ William F. Doyle
William F. Doyle